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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              ---------------

                               SCHEDULE TO/A
                               (RULE 14D-100)
               TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
         OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                    (AMENDMENT NO. 7 - FINAL AMENDMENT)


                         DETROIT DIESEL CORPORATION
                     (Name of Subject Company (issuer))


                      DIESEL PROJECT DEVELOPMENT, INC.
                        A WHOLLY OWNED SUBSIDIARY OF
             DAIMLERCHRYSLER NORTH AMERICA HOLDING CORPORATION
                    (Names of Filing Persons (offerors))

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                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (Title of Class of Securities)

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                                 250837101
                   (CUSIP Number of Class of Securities)

                             TIMOTHY P. DYKSTRA
                                 PRESIDENT
             DAIMLERCHRYSLER NORTH AMERICA HOLDING CORPORATION
                            1000 CHRYSLER DRIVE
                     AUBURN HILLS, MICHIGAN 48326-2766
                         TELEPHONE: (248) 512-6130
                   (Name, address and telephone number of
                    person authorized to receive notices
              and communications on behalf of filing persons)

                                  Copy to:
                          J. Michael Schell, Esq.
                          Margaret L. Wolff, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, NY 10036-6522
                          Telephone: 212-735-3000


                         CALCULATION OF FILING FEE

       Transaction Valuation*                           Amount of Filing Fee
           $432,852,571                                    $86,570.52**
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* For purposes of calculating amount of filing fee only. This amount assumes (i) the purchase of all outstanding shares of common stock of Detroit Diesel Corporation other than shares beneficially owned by the offerors (18,287,490 shares) and (ii) shares of common stock of Detroit Diesel Corporation subject to options that will be vested and exercisable as of the closing of this offer (532,187 shares). The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.
**  This amount has previously been paid.

[_] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

    Amount Previously Paid: N/A             Form or Registration No.: N/A
    Filing party: N/A                       Date Filed: N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.

    [_] issuer tender offer subject to Rule 13e-4.

    [_] going-private transaction subject to Rule 13e-3.

    [_] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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         This Amendment No. 7, which is the final amendment to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on July 31, 2000, relates to the third-party tender offer by Diesel Project Development, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of DaimlerChrysler North America Holding Corporation, a Delaware corporation, to purchase all of the shares of common stock, par value $0.01 per share, of Detroit Diesel Corporation, a Delaware corporation, at a price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 31, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with all amendments or supplements thereto, collectively constitute the "Offer").

ITEMS 8.

         Item 8 is hereby amended and supplemented to add the following:

         "The subsequent offering period for the Offer expired at 11:59 p.m., New York City time, on Thursday, October 12, 2000. Based on preliminary information provided by the Depositary, a total of 17,807,200 Shares, including guaranteed deliveries, have been validly tendered and not withdrawn pursuant to the Offer, which, when combined with the 4,935,361 shares beneficially owned by DCNA, represents approximately 98.4% of the total issued and outstanding Shares.

         On Friday, October 13, 2000, DCNA announced that it competed its acquisition of the Company through a merger of the Purchaser into the Company. As a result of this Merger, which became effective at 8:00 a.m., New York City time, on Friday, October 13, 2000, each Share not owned by the Purchaser was converted into the right to receive $23.00 in cash, without interest. Shares ceased trading on the NYSE at the close of business on Thursday, October 12, 2000."

ITEM 12.

         Item 12 is hereby amended and supplemented to add the following exhibit:

         (a)(13) Press Release, dated October 13, 2000.



                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Diesel Project Development, Inc.


                                    By: /s/   Joachim Drees
                                       ------------------------------
                                       Name:  Joachim Drees
                                       Title: Vice President and Secretary


                                    DaimlerChrysler North America Holding
                                      Corporation


                                    By: /s/   Timothy P. Dykstra
                                       ---------------------------------------
                                       Name:  Timothy P. Dykstra
                                       Title: President


Dated: October 13, 2000




                               EXHIBIT INDEX



(a)(13)  Press Release, dated October 13, 2000.